GLENCORE

Board of Directors
PolyMet Mining Corp.
444 Cedar Street, Suite 2060
St Paul, Minnesota 55101, USA

Attn: Alan R. Hodnik, Lead Independent Director

SUBJECT TO CONTRACT

24th May 2023

Dear Mr. Hodnik

We refer to your letter dated 18th May 2023, to explore the opportunity for Glencore AG **("Glencore")** to carry out a go-private transaction for PolyMet Mining Corporation **("PolyMet") ("Proposed Transaction")**.

We appreciate you reaching out to us to explore this opportunity and, as noted in your letter, we do believe that a go-private transaction would offer a number of benefits to all PolyMet shareholders.

We propose an all-cash transaction at a price of US$2.11 per PolyMet share, which is in line with the value at which the recent Rights Offering was completed on 12th April 2023. It represents a premium, as of 24th May 2023, of:

- 35% based on PolyMet's last close price of US$1.56 per share as of 23rd May 2023
- 21% based on PolyMet's VWAP post close of the Rights Offering on 12th April 2023 of US$1.75 per share

Our Proposed Transaction offers meaningful benefits to PolyMet shareholders:

1. It provides a compelling and immediate premium. The premium is in line with recently completed transactions in the copper mining industry, despite the fact that the targets in these transactions were mostly operating mining companies, whereas PolyMet is a development company with a materially higher risk profile.

2. It allows investors to recoup full value to the Rights Offering price, despite the fact that the PolyMet share price has declined materially since the Rights Offering was closed as a result of a weaker macro environment, equity market conditions and copper price.

3. It allows the shareholders to avoid the risk of potential further dilution as the project is developed. Polymet's share of capital expenditure for Phase 1, estimated at US$0.6bn, will

GLENCORE

need to be raised in $2^{nd}$ half of 2024. The plan for doing this, and the equity market's ability to support this, especially in light of the relatively low take up on the recent Rights Offering, being only 18% excluding Glencore, remain unclear.

Given Glencore's continued involvement with PolyMet over the past 15 years and the significant publicly available information, we would be willing to proceed without any due diligence.

As we have demonstrated in our engagements over the past few years, it is our strong preference to work together over the coming weeks to agree a transaction, which you can then present promptly to your shareholders. We strongly believe that your shareholders will find this Proposed Transaction compelling.

The legal form of the Proposed Transaction would also need to be agreed. Our assumption is that you would wish to implement a Plan of Arrangement. We confirm that as outlined by yourselves only a buyout of the minority is a credible alternative to the existing structure. We do not see any benefit or merit in any other proposal whether of a sale of the JV interest or otherwise, which we would not support.

This letter, along with any discussions between PolyMet and Glencore, should be considered as strictly confidential unless and until the Proposed Transaction is mutually agreed. At such time, the PolyMet board can then present the Proposed Transaction to its shareholders for approval. These negotiations between us including this letter and any future communications are entirely non-binding and subject to contract and shall not give rise to any legal obligations between us unless and until any definitive binding documents between us are agreed. This letter and any obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

We appreciate your consideration of this Proposed Transaction and look forward to hearing from you as soon as possible.

Should you have any queries on this letter, please contact:

**Mohit Rungta**

E-mail: mohit.rungta@glencore.com

Yours faithfully,

Mohit Rungta
Authorised on behalf of
Glencore AG